SRK Consulting
Cometa Tech Report	Page 54

13	CERTIFICATES OF QUALIFIED PERSONS

CERTIFICATE
To Accompany the Report Entitled
“NI 43-101 TECHNICAL REPORT AUDIT OF THE RESOURCE ESTIMATE FOR THE EL
COMETA PROJECT CHIHUAHUA STATE, MEXICO.”
Effective Date 31 March 2008

I, Martin Frank Pittuck, do hereby certify that:

1.	I reside at 23, Conway Road, Pontcanna, Cardiff, CF11 9NT.

2.	I am a graduate with a master of Science in Mineral Resources gained from Cardiff College, University of Wales in 1996 and I have practised my profession continuously since that time.

3.	I am a member of the Institution of Materials Mining and Metallurgy (Membership Number 49186) and I am a Chartered Engineer.

4.	I am a Principal Resource Geologist with SRK (UK) Ltd, a firm of consulting mining engineers.

5.	I have experience with precious metal deposits and resource estimation techniques.

6.	I am a Qualified Person for the purposes of NI 43-101 and I am responsible for the preparation of Mineral Resource Estimates and Exploration Recommendations covered by this report.

7.	I have visited The El Cometa Property on 18 December 2007

8.	I have no personal knowledge as of the date of this certificate of any material fact or change, which is not reflected in this report.

9.

Neither I, nor any affiliated entity of mine, is at present under an arrangement or understanding, nor expects to become, an insider, associate, affiliated entity or employee of Endeavour Silver Corporation or any associated or affiliated entities.

10.

Neither I, nor any affiliated entity of mine, own either directly or indirectly, nor expect to receive, any interest in the properties or securities of Endeavour Silver Corporation, or any associated or affiliated companies.

11.	Neither I, nor any affiliated entity of mine, have earned the majority of our income during the preceding three years from Endeavour Silver Corporation, or associated or affiliated companies.

12.	I have read NI 43-101 and Form 43-101F1 and have prepared the technical report in compliance with these and in conformity with generally accepted International mining industry practices.

13.

As of the date of this certificate, to the best of my knowledge, information and belief, the report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Martin Pittuck, MIMMM, C.
Principal Resource Geologist

31 March 2008